Exhibit 99.1

2Q25 Earnings Release August 18th, 2025

XP Inc. Reports Second Quarter 2025 Results

S�o Paulo, Brazil, August 18, 2025 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the second quarter of 2025.

Summary

Operating Metrics (unaudited)	2Q25	2Q24	YoY	1Q25	QoQ
Total Client Assets (in R$ bn)	1,372	1,204	14%	1,328	3%
Total Net Inflow (in R$ bn)	10	32	-70%	24	-59%
Annualized Retail Take Rate	1.25%	1.29%	-4 bps	1.25%	0 bps
Active Clients (in '000s)	4,720	4,626	2%	4,693	1%
Headcount (EoP)	7,484	6,834	10%	7,356	2%
Total Advisors (in '000s)	18.2	18.3	0%	18.1	1%
Retail DATs (in mn)	2.3	2.4	-4%	2.2	4%
Retirement Plans Client Assets (in R$ bn)	86	75	15%	83	3%
Cards TPV (in R$ bn)	12.4	11.5	8%	12.1	3%
Credit Portfolio (in R$ bn)	23.9	19.3	24%	22.2	8%
Gross Written Premiums (in R$ mn)	444	307	45%	348	28%

Financial Metrics (in R$ mn)	2Q25	2Q24	YoY	1Q25	QoQ
Gross revenue	4,669	4,503	4%	4,557	2%
Retail	3,577	3,294	9%	3,441	4%
Institutional	343	346	-1%	344	0%
Corporate & Issuer Services	547	629	-13%	562	-3%
Other	202	233	-14%	210	-4%
Net Revenue	4,455	4,219	6%	4,345	3%
Gross Profit	3,046	2,940	4%	2,915	5%
Gross Margin	68.4%	69.7%	-130 bps	67.1%	128 bps
EBT	1,318	1,384	-5%	1,263	4%
EBT Margin	29.6%	32.8%	-321 bps	29.1%	52 bps
Net Income	1,321	1,118	18%	1,236	7%
Net Margin	29.7%	26.5%	316 bps	28.4%	121 bps
Diluted EPS (in R$)	2.46	2.03	22%	2.29	7%
ROAE¹	24.4%	22.1%	223 bps	24.1%	31 bps
ROTE[2]	30.1%	27.2%	283 bps	30.2%	-9 bps

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1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

Operating KPIs

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.4 trillion in 2Q25, up 14% YoY and 3% QoQ. Year-over-year growth was driven by R$96 billion net inflow and R$72 billion of market appreciation.

In 2Q25, Net Inflow was R$10 billion, and Retail Net Inflow was R$16 billion, 21% lower QoQ, and 34% lower YoY.

Since 2025 — and retrospectively back to 1Q24 — we began including institutional client assets in our total client assets, which had not been accounted for previously. In addition, we are now also disclosing our assets under management (AuM) and assets under administration (AuA) separately. The combined total of client assets, AuM, and AuC reached R$1.9 trillion, representing 17% YoY growth.

It’s important to note that the reported net inflow refers exclusively to total client assets and does not include AuM or AuA.

Active Clients (in ‘000s)

Active clients grew 2% YoY and 1% QoQ, totaling 4.7 million in 2Q25.

Total Advisors (in ‘000s)

Total Advisors connected to XP, including (1) IFAs, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, consultants and wealth managers, among others. As of 2Q25, we had 18.2 thousand Total Advisors, stable YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.3 million in 2Q25, down 4% YoY and 4% higher QoQ.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 72 in 2Q25. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P’s individual’s market share (PGBL and VGBL) was stable at 5.0%. Total Client Assets were R$86 billion in 2Q25, up 15% YoY. Assets from XPV&P, our proprietary insurer, grew 19% YoY, reaching R$72 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 2Q25, Total TPV was R$12.4 billion, a 8% growth YoY, and 3% QoQ.

Active Cards (in ‘000s)

Total Active Cards were 1.4 million in 2Q25, a growth of 12% YoY and 3% QoQ, being 1.0 million Credit Cards and 0.5 million Active Debit Cards.

4.	CREDIT

Credit Portfolio (in R$ billion)

Total Credit Portfolio reached R$24 billion as of 2Q25, a 24% growth YoY and growing 8% QoQ. Currently, this Credit Portfolio is 72% collateralized with Investments.

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company, or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In the 2Q25, Gross Written Premiums grew 45% YoY and 28% QoQ.

Discussion of Financial Results

Total Gross Revenue

Gross revenue reached R$4.7 billion in 2Q25, reflecting a 2% increase quarter-over-quarter (QoQ) and a 4% increase year-over-year (YoY). Annual growth was primarily driven by our Retail business.

Retail Revenue

(in R$ mn)	2Q25	2Q24	YoY	1Q25	QoQ
Retail Revenue	3,577	3,294	9%	3,441	4%
Equities	1,030	1,115	-8%	959	7%
Fixed Income	988	820	20%	1,015	-3%
Funds Platform	341	357	-4%	322	6%
Retirement Plans	115	97	18%	107	8%
Cards	323	313	3%	319	1%
Credit	82	54	51%	82	0%
Insurance	65	51	26%	53	22%
Other Retail	634	485	31%	584	9%
Annualized Retail Take Rate	1.25%	1.29%	-4 bps	1.25%	0 bps

Retail revenue reached R$3,577 million in 2Q25, marking a 4% increase quarter-over-quarter (QoQ) and a 9% increase year-over-year (YoY). YoY growth was driven by (1) another strong quarter in fixed income, which grew 20%, and (2) Other Retail revenues, which include float, FX transactions, digital account, consortium, global investments, among others, which grew 31%.

Take Rate

Annualized Retail Take Rate was 1.25% in 2Q25, stable QoQ and 4 bps lower YoY.

Institutional Revenue

Institutional revenue was R$343 million in 2Q25, stable QoQ and 1% lower YoY.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$547 million in 2Q25, 3% lower QoQ and 13% lower YoY.

In 2Q24, we posted the highest Issuer Services revenues in our history. Despite decent volumes in 2Q25, revenue was 30% lower YoY, marking R$268mn and a decrease of 5% QoQ.

On the other hand, our Corporate division delivered solid growth, with revenues increasing 14% YoY, reaching R$279 million, and a 1% decrease QoQ. This performance was supported by our ability to offer a broad range of solutions to our clients, especially in derivatives and energy.

Other Revenue

Other revenue was R$202 million in 2Q25, 4% lower QoQ and 14% lower YoY.

Costs of Goods Sold and Gross Margin

Gross Margin was 68.4% in 2Q25 versus 69.7% in 2Q24 and 67.1% in 1Q25.

SG&A Expenses

(in R$ mn)	2Q25	2Q24	YoY	1Q25	QoQ
Total SG&A	(1,562)	(1,420)	10%	(1,417)	10%
People	(1,014)	(978)	4%	(970)	5%
Salary and Taxes	(417)	(399)	5%	(439)	-5%
Bonuses	(435)	(446)	-2%	(383)	14%
Share Based Compensation	(163)	(133)	22%	(148)	10%
Non-people	(548)	(442)	24%	(447)	22%
LTM Compensation Ratio[3]	23.0%	24.6%	-161 bps	23.1%	-10 bps
LTM Efficiency Ratio[4]	34.5%	36.1%	-161 bps	34.1%	35 bps
Headcount (EoP)	7,484	6,834	10%	7,356	2%

SG&A expenses totaled R$1.6 billion in 2Q25, 10% higher QoQ, and 10% YoY.

Our last twelve months (LTM) compensation ratio3 in 2Q25 was 23.0%, an improvement from 24.6% in 2Q24 and from the 23.1% in 1Q25. Also, our LTM efficiency ratio4reached 34.5% in 2Q25, reinforcing once again our focus on cost discipline and efficient expenses management. This quarter, we recorded higher non-compensation expenses, which grew 24% YoY and 22% QoQ, mainly driven by marketing and technology investments.

Earnings Before Taxes

EBT was R$1,318 million in 2Q25, 4% higher QoQ and 5% lower YoY. EBT Margin was 29.6%. Our EBT Margin was 52 bps higher QoQ, and 321 bps lower YoY.

Net Income and EPS

In 2Q25, Net Income reached a record of R$1.3 billion, showing a 7% QoQ and a 18% rise YoY. Basic EPS was R$2.50, reflecting a 8% QoQ growth and an 22% YoY increase. Diluted EPS was R$2.46 for the quarter, up 7% QoQ and 22% YoY. Earnings per share have been growing faster than net income as a result of the share buyback programs we have been executing over the past few years.

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3 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

4 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

ROTE and ROAE

Our Return on Tangible Equity (ROTE) – a metric that excludes Intangibles and Goodwill, and we believe that allows a more meaningful comparison with our peers - was 30.1% in 2Q25, 9 bps lower QoQ and 283 bps higher YoY. Our annualized ROAE8 in 2Q25 was 24.4%, up 31 bps QoQ and up 223 bps YoY.

Capital Management5

In 2Q25 our BIS Ratio was 20.1%, 115 bps higher QoQ and 38 bps lower YoY, while our total RWA was R$100.9 billion, with a 1% decrease QoQ and 10% increase YoY. Our CET1 ratio remains at a comfortable level of 18.5%. In the first half of the year, we executed share repurchases totaling R$915 million. In addition, our R$1 billion share buyback program remains open and is currently being executed, as part of our capital distribution plan, aligned with our guidance target of BIS Ratio to operate the business between 16% and 19% in 2026.

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5 – Managerial BIS Ratio is calculated using the same methodology as the BIS Ratio for our Prudential Conglomerate. However, it is based on the total assets and equity of the entire group.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its second quarter financial results on Monday, August 18th, 2025, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 2Q25 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes Adjustments to Reported Net Income, which is non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gest�o de Recursos Ltda., XP Advisory Gest�o de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previd�ncia S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	2Q25	2Q24	YoY	1Q25	QoQ
Total Gross Revenue	4,669	4,503	4%	4,557	2%
Retail	3,577	3,294	9%	3,441	4%
Equities	1,030	1,115	-8%	959	7%
Fixed Income	988	820	20%	1,015	-3%
Funds Platform	341	357	-4%	322	6%
Retirement Plans	115	97	18%	107	8%
Cards	323	313	3%	319	1%
Credit	82	54	51%	82	0%
Insurance	65	51	26%	53	22%
Other	634	485	31%	584	9%
Institutional	343	346	-1%	344	0%
Corporate & Issuer Services	547	629	-13%	562	-3%
Other	202	233	-14%	210	-4%
Net Revenue	4,455	4,219	6%	4,345	3%
COGS	(1,409)	(1,279)	10%	(1,430)	-1%
Gross Profit	3,046	2,940	4%	2,915	5%
Gross Margin	68.4%	69.7%	-130 bps	67.1%	128 bps
SG&A	(1,498)	(1,328)	13%	(1,409)	6%
People	(1,014)	(978)	4%	(970)	5%
Non-People	(484)	(350)	38%	(439)	10%
D&A	(77)	(66)	16%	(74)	3%
Interest expense on debt	(176)	(204)	-14%	(177)	-1%
Share of profit in joint ventures and associates	22	41	-45%	7	200%
EBT	1,318	1,384	-5%	1,263	4%
EBT Margin	29.6%	32.8%	-321 bps	29.1%	52 bps
Tax Expense (Accounting)	4	(266)	-101%	(27)	-113%
Tax expense (Tax Withholding in Funds)[6]	(174)	(107)	62%	(177)	-2%
Effective tax rate (Normalized)	(11.4%)	(25.0%)	1360 bps	(14.2%)	275 bps
Net Income	1,321	1,118	18%	1,236	7%
Net Margin	29.7%	26.5%	316 bps	28.4%	121 bps

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6 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	2Q25	2Q24	YoY	1Q25	QoQ
Net revenue from services rendered	1,795	1,949	-8%	1,650	9%
Brokerage commission	528	541	-2%	473	12%
Securities placement	455	686	-34%	477	-5%
Management fees	441	443	0%	413	7%
Insurance brokerage fee	61	52	17%	58	5%
Commission Fees	285	260	10%	241	19%
Other services	196	148	32%	152	29%
Sales Tax and contributions on Services	(170)	(181)	-6%	(165)	3%
Net income from financial instruments at amortized cost	(854)	(244)	249%	(902)	-5%
Net income from financial instruments at fair value through profit or loss	3,515	2,515	40%	3,596	-2%
Total revenue and income	4,455	4,219	6%	4,345	3%
Operating costs	(1,319)	(1,236)	7%	(1,283)	3%
Selling expenses	(80)	(33)	143%	(57)	41%
Administrative expenses	(1,572)	(1,456)	8%	(1,448)	9%
Other operating revenues (expenses), net	77	95	-19%	23	242%
Expected credit losses	(90)	(43)	109%	(146)	-39%
Interest expense on debt	(176)	(204)	-14%	(177)	-1%
Share of profit or (loss) in joint ventures and associates	22	41	-45%	7	200%
Income before income tax	1,318	1,384	-5%	1,263	4%
Income tax expense	4	(266)	-101%	(27)	-113%
Net income for the period	1,321	1,118	18%	1,236	7%

Balance Sheet (in R$ mn)

Assets	2Q25	1Q25
Cash	12,088	8,226
Financial assets	342,387	321,791
Fair value through profit or loss	224,965	213,089
Securities	171,833	162,095
Derivative financial instruments	53,132	50,994
Fair value through other comprehensive income	51,285	51,001
Securities	51,285	51,001
Evaluated at amortized cost	66,136	57,701
Securities	7,250	5,677
Securities purchased under agreements to resell	10,121	7,901
Securities trading and intermediation	5,494	4,703
Accounts receivable	1,055	928
Loan Operations	33,115	29,966
Other financial assets	9,102	8,526
Other assets	9,993	10,614
Recoverable taxes	570	555
Rights-of-use assets	360	355
Prepaid expenses	4,171	4,361
Other	4,892	5,344
Deferred tax assets	2,856	2,850
Investments in associates and joint ventures	3,518	3,515
Property and equipment	344	319
Goodwill & Intangible assets	2,665	2,650
Total Assets	373,850	349,966

Liabilities	2Q25	1Q25
Financial liabilities	275,936	258,017
Fair value through profit or loss	66,019	65,457
Securities	13,971	18,102
Derivative financial instruments	52,048	47,354
Evaluated at amortized cost	209,917	192,561
Securities sold under repurchase agreements	71,157	54,372
Securities trading and intermediation	17,001	20,717
Financing instruments payable	104,246	99,622
Accounts payables	720	871
Borrowings	3,004	3,502
Other financial liabilities	13,789	13,477
Other liabilities	75,344	70,612
Social and statutory obligations	1,077	619
Taxes and social security obligations	612	516
Retirement plans liabilities	72,876	68,432
Provisions and contingent liabilities	162	173
Other	618	872
Deferred tax liabilities	301	290
Total Liabilities	351,581	328,920
Equity attributable to owners of the Parent company	22,263	21,042
Issued capital	0	0
Capital reserve	20,205	21,075
Other comprehensive income	(358)	(549)
Treasury	(138)	(720)
Retained earnings	2,554	1,236
Non-controlling interest	7	4
Total equity	22,270	21,046
Total liabilities and equity	373,850	349,966